United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2006
Commission File Number 000-27663
SIFY LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☐ Form 40 F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
Sify Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration Nos. 333-101322 and 333-107938) and on Form F-3 (Registration Nos. 333-101915 and 333-121047).
The number of equity shares of the Registrant outstanding as of June 30, 2006 was 42,702,226

SIFY LIMITED
FORM 6-K
For the Quarter ended June 30, 2006

Currency of Presentation and Certain Defined Terms
     Unless the context otherwise requires, references herein to “we,” “us,” the “company” or “Sify” are to Sify Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited (“Satyam Computer Services”), a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. “Satyam” is a trademark owned by Satyam Computer Services, which licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify,” “SifyMax.in,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or trade names used in this quarterly report are the property of their respective owners.
     In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
     For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on June 30, 2006 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on June 30, 2006 was Rs.45.87 per $1.00.
     Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
     Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.
Forward-looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Part I. Financial Information
Item 1. Financial Statements
SIFY LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,		As at June 30,
	2006		2006		2006
	Rs.		Rs.		$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	2,822,501	Rs.	2,534,318	$55,250
Accounts receivable		838,433		895,591	19,525
Due from employees		23,818		3,807	83
Inventories		30,462		34,996	763
Prepaid expenses		91,158		89,656	1,955
Net investment in leases		10,776		11,846	258
Other current assets		212,696		242,558	5,288

Total current assets		4,029,844		3,812,772	83,122
Cash restricted		1,000		1,000	22
Net investment in leases		10,842		10,281	224
Property, plant and equipment-net		1,423,246		1,630,426	35,544
Goodwill and other intangible assets		62,436		163,420	3,563
Investments in affiliated companies		233,060		248,848	5,425
Other assets		191,343		174,957	3,813

Total assets	RsS.	5,951,771	Rs.	6,041,704	$131,713

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations		2,759		2,122	46
Trade accounts payable		440,841		267,660	5,835
Accrued liabilities		584,264		684,586	14,924
Deferred revenue		444,333		456,524	9,953
Due to employees		1,300		10,111	220
Advances from customers		112,512		63,622	1,387
Other current liabilities		74,174		115,877	2,527

Total current liabilities		1,660,183		1,600,502	34,892
Capital lease obligations, excluding current installments		2,546		2,583	56
Other liabilities		234,533		237,121	5,169

Total liabilities		1,897,262		1,840,206	40,117

Stockholders’ equity

Common stock, Rs 10 par value; 50,000,000 equity shares authorized (as of March 31 2006 : 50,000,000) ; Issued and outstanding: 42,702,226 shares as of June 30, 2006 and 42,389,514 shares as of March 31, 2006		423,895		427,022	9,309
Additional paid-in capital		16,238,413		16,277,927	354,871
Deferred compensation — employee stock offer plan		(41,925)		—	—
Accumulated deficit		(12,565,874)		(12,503,451)	(272,584)

Total stockholders’ equity		4,054,509		4,201,498	91,596

Total liabilities and stockholders’ equity	Rs.	5,951,771	Rs.	6,041,704	$131,713

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Quarter ended June 30,
	2005		2006		2006
	Rs.		Rs.		$
Revenue
Products	Rs.	67,993	Rs.	120,045		$2,617
Services		938,060		1,198,336		26,125

	Rs.	1,006,053	Rs.	1,318,381	Rs.	28,742

Revenue from related parties
Products		2,688		—		—
Services		12,534		—		—

		15,222		—		—

Total Revenue		1,021,275		1,318,381		28,742

Cost of revenue
Products		357,753		101,349		2,209
Services		224,222		593,967		12,949

		581,975		695,316		15,158
Selling, general and administrative expenses		425,073		480,780		10,481
Provision for doubtful receivables and advances		16,218		23,085		503
Depreciation		99,812		95,036		2,072
Amortization of intangible assets		22,038		16,497		360
Amortization of deferred stock compensation expense		1,157		35,943		784
Foreign exchange (gain) / loss		220		(44,037)		(960)

Total operating expenses		1,146,493		1,302,620		28,398

Operating profit / (loss)		(125,218)		15,761		344
Other income, net		16,187		30,874		673

Profit / (loss) before taxes and equity in profit of affiliate		(109,031)		46,635		1,017

Equity in profit of affiliate		10,882		15,788		344

Profit / (loss) before income tax		(98,149)		62,423		1,361

Taxes		—		—		—

Net profit / (loss) after tax	Rs.	(98,149)	Rs.	62,423		$1,361

Net profit / (loss) per share – Basic		(2.77)		1.47		0.03
Net profit / (loss) per share – Diluted		(2.77)		1.45		0.03

Weighted average equity shares – Basic		35,380,278		42,583,948		42,583,948
Weighted average equity shares – Diluted		35,380,278		43,064,618		43,064,618
See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Quarter ended June 30,
	2005		2006		2006
	Rs.		Rs.		$

Net profit / (loss)	Rs.	(98,149)	Rs.	62,423	$1,361
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation, impairment and amortization of intangible assets and deferred stock compensation		123,007		147,476	3,215

Equity in profit of affiliate		(10,882)		(15,788)	(344)
(Gain) / Loss on sale of property, plant and equipment		940		(61)	(1)
Provision for doubtful receivables and advances		16,218		23,085	502
Unrealized (gain) / loss on account of exchange differences		—		(1,418)	(31)
Translation (gain) / loss on cash and cash equivalents		750		(13,379)	(292)
Changes in assets and liabilities:
Accounts receivable		(89,360)		(77,313)	(1,685)
Due from employees		(1,908)		29,060	634
Due from related parties		(62,348)		—	—
Inventories		(42,863)		(4,534)	(99)
Prepaid expenses		3,351		1,502	33
Other assets		12,105		(13,109)	(286)
Net investment in leases		501		(509)	(11)
Trade accounts payable and accrued liabilities		159,363		(74,962)	(1,634)
Deferred revenue		70,446		12,191	266
Advances from customers		64,252		(48,926)	(1,067)
Other liabilities		(7,220)		21,007	458

Net cash provided by operating activities	Rs.	138,203	Rs.	46,745	$1,019

Cash flows from investing activities:
Expenditure on property, plant and equipment		(164,463)		(301,351)	(6,571)
Proceeds from sale of property, plant and equipment		296		1,286	28
Expenditure on intangible assets		(6,390)		(2,509)	(55)
Business acquisition		—		(92,934)	(2,025)
Net movement in cash – restricted		483		—	—

Net cash used in investing activities	Rs.	(170,074)	Rs.	(395,508)	$(8,623)

Cash flows from financing activities:
Principal payments under capital lease obligations		(1,702)		(1,422)	(31)
Net proceeds from issuance of common stock		—		48,623	1,060

Net cash provided by financing activities	Rs.	(1,702)	Rs.	47,201	$1,029

Effect of exchange rate changes on cash and cash equivalents		(750)		13,379	292
Net increase / (decrease) in cash and cash equivalents		(34,323)		(288,183)	$(6,283)
Cash and cash equivalents at the beginning of the year		1,323,912		2,822,501	61,533

Cash and cash equivalents at the end of the year	Rs.	1,289,589	Rs.	2,534,318	$55,250

Supplementary Information
Cash paid towards interest		1,225		2,874	63
Cash paid / (refund received) towards income taxes		(37,341)		7,183	157
Additions to property, plant and equipment represented by capital lease obligations		—		776	17
See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED and Subsidiaries
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

					Deferred
					Compensation -		Total
	Common Stock		Additional Paid In	Comprehensive	Employee Stock	Accumulated	Stockholders’
	Shares	Par Value	Capital	Income	Offer Plan	Deficit	Equity
	Nos.	Rs.	Rs.	Rs.	Rs.	Rs.	Rs.

Balance as of March 31, 2006	42,389,514	423,895	16,237,316		(41,925)	(12,564,777)	4,054,509

Issue of common stock	312,712	3,127	45,496				48,623
Compensation related to stock option grants			35,943		—		35,943
Pursuant to adoption of SFAS 123R			(41,925)		41,925
Net profit				62,423		62,423	62,423

Comprehensive income				62,423

Balance as of June 30, 2006	42,702,226	427,022	16,276,830		—	(12,502,354)	4,201,498

Balance as of June 30, 2006 (in US$)	42,702,226	9,309	354,847		—	(272,561)	91,595

SIFY LIMITED and Subsidiaries
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data and as stated otherwise)
1. Description of business
Sify Limited (“Sify’’) together with its subsidiaries (the “Company”) and its affiliates is engaged in providing various services, such as corporate network and data services, internet access services, online portal and content offerings, and selling products related to such services.
2. Summary of significant accounting policies
a.	Basis of preparation of financial statements

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the quarter ended June 30, 2006 have been translated into United States dollars at the noon buying rate in New York City on June 30, 2006 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.45.87. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on June 30, 2006 or at any other date.

b.	Interim Information

Interim information presented in the condensed consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with US GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2006.

c.	Business combinations

Business combinations have been accounted using the purchase method under the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations. Cash and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of the acquired business.
3. Acquisition of Globe Travel Business
During the quarter ended June 30, 2006 , the Company acquired Globe Travels which operates an online travel agency. The management believes this acquisition marks Sify’s entry into the fast growing online travel business, particularly e-ticketing, the category with highest revenues and fastest growth in online e-commerce today. The management also believes that the addition of a travel portal is in line with the Company’s strategy of providing end-to-end services to Sify users. The results of Globe Travels operations have been consolidated in the financial statements effective May 10, 2006, the date of acquisition. The purchase price in respect of the business acquisition comprises the following:

Cash Price	Rs.112,220 (USD 2,500)
Stock Options (No. of options)	140,000
Earn Out Payments	USD 500
The Cash price of USD 2,500 includes an amount of USD 500 as holdback amount payable upon the Airlines Reporting Corporation (“ARC”) approval of the Company’s application for change of ownership of the travel portal. The said holdback amount has been included and accounted as purchase consideration since the management, based on advice, believes that the resolution of the contingency (i.e approval of ARC) is beyond reasonable doubt.

The Stock Options have been treated as compensation cost in accordance with the provisions of EITF 95-8 Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Further, as the Earn Out Payment is contingent upon continuing employment and achievement of specified earning levels the same will be treated as compensation cost in accordance with the provisions of EITF 95-8.
As the cost of Stock Options and Contingency Earn out payments are treated as compensation cost, the cost of acquisition comprises of only cash price of Rs.112,220 and other incidental direct acquisition cost of Rs.3,999.
The Cash Price has been allocated to the estimated fair value of the assets, properties including rights at the date of purchase of business.
The following table summarizes the preliminary allocation of estimated fair value of the assets, properties including rights at the date of purchase of the business. The allocation of the purchase price is subject to obtaining third party valuation of certain intangibles.

Property and Equipment	Rs.	1,246
Intangible Assets		88,052
Goodwill		26,921
Total		116,219
The acquired intangible assets, in the opinion of the management, have a weighted average useful life of five years. The intangible assets are as follows:

Customer and Contract related intangibles	Rs.	85,797
Software		2,255
4. IP / VPN License
In December 2004, as per the Government of India (“GOI”) guidelines regarding Virtual Private Network(“IP-VPN”) services by Internet Service Providers (“ISPs”), the Company paid Rs.100,000 as an entry fee for a 15 year license and submitted a financial bank guarantee of Rs.10,000 . In addition, the ISP licensees were required to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license for IP-VPN services.
On November 10, 2005, the GOI issued guidelines for obtaining National Long Distance (“NLD”) and International Long Distance (“ILD”) licenses including the terms and conditions for the licenses. These guidelines eliminated the IP-VPN license, entitling the Company to a full refund of the Rs.100,000 entry fee, and permitting existing IP-VPN license holders to migrate to the NLD and ILD service licenses effective January 1, 2006. The Company has applied for these licenses. The Company discontinued amortization of the IP-VPN license effective November 10, 2005 and reversed the amortization of the license fee
As per the ILD and NLD license guidelines, the Company will be required to pay Rs. 50,000 as an entry fee for the ILD and NLD licenses when approval is obtained and submit a bank guarantee of Rs. 25,000 for the ILD license and Rs. 20,000 for the NLD license.. This entry fee will be evenly amortized over the license period of 20 years. In addition to the entry fee, the Company has to pay an annual license fee of 6% on the Adjusted Gross Revenue generated (AGR) as defined under the ILD and NLD licenses for IP-VPN services.
5. Sale of 26% holding in Sify Communications Limited
The new guidelines issued by the GOI for ILD/NLD licenses limit foreign direct investment (“FDI”) for the telecom sector to 74% of the equity shares outstanding. As the foreign shareholding in Sify is more than the threshold limit, Sify would not be eligible for the NLD/ILD licenses. Accordingly, the Company determined to provide the IP-VPN services through Sify Communications Limited (formerly Safescrypt Limited), a subsidiary of Sify. On December 19, 2005 Sify contributed Rs.700,000 as additional equity in Sify Communications Limited to make the net worth of the Sify Communications positive. On December 20, 2005, the Company entered into an agreement to divest 26% of its holding in Sify Communications Limited, or 4,680,000 shares, to M/s Infinity Satcom Universal (P) Ltd, a related party, for a sale consideration of Rs.139,810. M/s Infinity Satcom Universal (P) Ltd is owned by Anand Raju, who is the brother of Raju Vegesna. Raju Vegesna is the Chairman of Sify’s Board of Directors and the principal of Infinity Capital Ventures, LP (“Infinity Capital”). Infinity Capital owns approximately 32% of Sify’s outstanding equity shares. Sify Communications Limited has applied for the ILD/NLD license to provide IP-VPN services.
The Company will be transferring the IP VPN business from Sify Limited to Sify Communications Limited upon the latter receiving the ILD / NLD license. Pending transfer of business as at June 30, 2006, the amount received against the sale proceeds is included under other liabilities. Further, Sify will carry on the business of IP VPN Services, until the business is transferred to Sify Communications Limited.
6. Cash and cash equivalents
Cash and cash equivalents as at June 30, 2006 amounted to Rs.2,534,318 (Rs.2,822,501 as at March 31, 2006). This excludes restricted cash included in current assets of Rs.Nil (Rs.Nil. as on March 31, 2006) and restricted cash included in non- current assets of Rs. 1,000 (Rs.1,000 as at March 31, 2006) representing deposits held under lien against bank guarantees given by the Company towards future performance obligations and letters of credit given to suppliers of the Company against purchase obligations.
7. Goodwill and intangibles
At June 30, 2006, the Company’s goodwill and other intangible assets amounted to Rs. 41,516 and Rs. 121,904 respectively (Rs 14,596 and Rs.47,840, as at March 31, 2006 respectively). The following are the details of other intangible assets:

		As at March 31, 2006					As at June 30, 2006

	Weighted	Gross				Weighted	Gross
	average	carrying		Accumulated		average	carrying		Accumulated
	life	amount		amortization		life	amount		amortization
Technical know how fees	5.00	Rs.	82,753	Rs.	79,240	5.00	Rs.	82,753	Rs.	82,753
Portals and web content	4.91		52,730		50,065	4.91		52,730		52,650

Customer and Contracts related intangibles	4.04		56,084		39,119	4.64		141,883		43,018
Software	2.90		222,119		197,422	2.89		226,881		203,922

Total		Rs	413,686	Rs.	365,846		Rs.	504,247	Rs.	382,343

The aggregate amortization expense for the quarters ended June 30, 2005 and 2006 was Rs 22,038 and Rs 16,497 respectively.
Estimated amortization expense
For the year ended March 31,

2007	Rs.	47,307
2008		29,929
2009		24,033
2010		17,628
2011		17,610
2012		1,894

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company does not amortise goodwill but tests it for impairment on an annual basis. The Company has not recognized any impairment of goodwill during the year ended March 31, 2006 and for the quarter June 30, 2006.
8. Employee Stock Options
Prior to March 31, 2006, the Company applied the intrinsic value based method of accounting prescribed by the Accounting Principles Board (APB) Opinion (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25”, issued in March 2000 to account for fixed Stock Option Plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.
SFAS 123, “Accounting for Stock Based Compensation”, established accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. As allowed by SFAS 123, the Company elected to continue to apply the intrinsic value based method of accounting described above, and adopted the disclosure requirements of SFAS 148, “Accounting for Stock Based Compensation — Transition and Disclosure”, and amendment of FASB Statement 123. All stock options issued to date have been accounted as fixed stock option plan.
The following table illustrates the effect on net income and earnings per share if the Company has applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock Based Compensation”, to account for stock based employee compensation.

	Quarter ended June 30,
	2005
Net income/(loss) — as reported	Rs.	(98,149)

Add: Stock based compensation expense included in reported net loss		1,157

Less: Stock based compensation expense determined under fair value method		(13,398)

Pro forma net income/(loss)	Rs.	(110,390)

Earnings/(Loss) per share:

Basic and diluted — reported	Rs.	(2.77)

Basic and diluted- proforma	Rs.	(3.12)
On April 1, 2006, the Company adopted FASB Statement No.123 (revised 2004),Share-Based Payment using the modified prospective approach. The Company recorded amortization of stock compensation expense of Rs.35,943 for the quarter ended June 30, 2006.
During the quarter ended June 30, 2006, the Company issued 239,600 shares under Associate stock option plan 2005, which has been accounted under SFAS 123R.
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended June 30,
	2005	2006
Dividend yield	—	—

Assumed volatility	103.4%-116.6%	58.1%-108.5%

Risk-free interest rate	4.90%	4.5%

Expected term	12-36 months	18-40 months

9. Gratuity
The Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment, an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (“LIC”). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The Gratuity Plan is accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions.
The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements.
The components of net gratuity costs are reflected below:

	Quarter ended		Quarter ended
	June 30, 2005		June 30, 2006

Service cost	Rs.	1,702		1,904
Interest cost		348		416
Expected returns on plan assets		(135)		(40)
Amortization		—		—
Recognized net actuarial (gain)/ loss		(122)		(117)

Net gratuity costs	Rs.	1,793	Rs.	2,163

The company estimates the long-term return on plan assets at 7.5% based on the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments held with LIC.
The employer’s best estimate of contributions expected to be paid to the plan during the year 2006-2007 amounts to Rs.2,500. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

For the year ending March 31,
2007	Rs.	1,512
2008		1,904
2009		2,619
2010		3,965
2011		6,134
2012-2016		36,879

10. Deferred revenue:
Deferred revenue includes the following amounts of unearned income:
•	for the Company’s corporate network / data services division, revenue relating to the connectivity / hosting charges and from provision of digital certificates;

•	for the Company’s Internet access services and online portal services divisions, revenue relating to the internet access charges and the advertisement charges respectively; and

•	for the Company’s other service division, revenue relating to development of e- learning software.
The components of deferred revenue for these segments are:

	As at		As at
	March 31, 2006		June 30, 2006

Corporate network / data services	Rs.	305,028	Rs.	326,755
Internet access services		133,613		115,565
Online portal services		623		202
Other services		5,069		14,002

Total	Rs.	444,333	Rs.	456,524

11. Advertising costs
Advertising costs incurred during the quarter have been expensed. The total amount of advertising costs expensed during the quarters ended June 30, 2005 and 2006 was Rs.7,183 and Rs.14,259 respectively.
12. Products and services
Break-up of revenues and cost of revenues against products and services are as follows:

	Quarter ended		Quarter ended
	June 30, 2005		June 30, 2006

Revenue
Services revenue	Rs.	865,221	Rs.	1,161,890
Initial franchisee fee		22,713		16,000
Installation services revenue		62,660		20,446

		950,594		1,198,336
Products revenue		70,681		120,045

	Rs.	1,021,275	Rs.	1,318,381

Cost of revenues (excluding depreciation and amortization)

Products	Rs.	61,881	Rs.	101,349
Services		513,741		568,054
Annual fee on VPN revenue		6,353		25,913

	Rs.	581,975	Rs.	695,316

13. Segment reporting
SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates portals, “Sify.com,” “Samachar.com” and “SifyMax.in,” that provide a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services.

The primary operating segments of the Company are:
•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Internet access services;

•	Online portals services and content offerings; and

•	Other services such as development of e-learning software.
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of loss reviewed by the CODM was “Earnings/loss before interest, taxes, depreciation and amortization.”
Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as described below:
International bandwidth refers to bandwidth that is required for access to sites and offices outside the country. For all these businesses, bandwidth is allocated based on actual utilization captured by monitoring traffic per IP pool assigned at the egress points. The Company has packet shapers in the main locations to monitor bandwidth use by each of the above categories of users. This information is used in determining norms like bandwidth per port and bandwidth per PC. The actual utilization is cross validated against assumptions / norms for each business.
National bandwidth refers to the inter-city link bandwidth implemented within the country. Inter-city link bandwidth was allocated based on the number of subscribers or iway cyber cafés at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). However, in order to strengthen its corporate business, the Company enhanced its national backbone to carry Internet traffic to the international fibre gateways, shifting from hybrid satellite and fibre gateways to fibre only gateways for international bandwidth. National bandwidth costs are now allocated based on international bandwidth allocation ratios because most of the traffic carried on the national backbone is directed towards the international gateways. The Company believes that the resulting allocations are reasonable.
Last mile costs related to dial-up access (E1/R2 costs) and spectrum fees for wireless connectivity that can be directly identified to businesses are allocated directly. Certain expenses, such as depreciation, technology and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company
A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous. The Company’s operating segment information for the quarters ended June 30, 2005 and 2006 is presented below:

Quarter ended June 30, 2005
	Corporate Network /		Internet Access		Online Portal
	Data Services		Services		Services		Other Services		Total

Revenues	Rs.	550,639	Rs.	413,337	Rs.	33,603	Rs.	23,696	Rs.	1,021,275
Allocated expenses		(335,863)		(428,480)		(38,237)		(32,773)		(835,353)
Equity in losses of affiliates						10,882				10,882
Minority interest

Segment operating income / (loss)	Rs.	214,776	Rs.	(15,143)	Rs.	6,248	Rs.	(9,077)	Rs.	196,804
Unallocated corporate expenses										(187,913)
Foreign exchange gain / (loss)										(220)
Other income / (expense), net										3,161
Depreciation and amortization										(123,007)
Interest income, net										13,026

Net loss									Rs.	(98,149)

Quarter ended June 30, 2005
	Corporate Network /		Internet Access		Online Portal
	Data Services		Services		Services		Other Services		Total

Revenues	Rs.	752,921	Rs.	465,523	Rs.	65,913	Rs.	34,024	Rs.	1,318,381
Allocated expenses		(424,355)		(453,567)		(62,603)		(33,961)		(974,486)
Equity in profits of affiliates						15,788				15,788
Minority interest		—		—		—		—		—
Segment operating income / (loss)	Rs.	328,566	Rs.	11,956	Rs.	19,098	Rs.	63	Rs.	359,683

Unallocated corporate expenses										(228,165)
Foreign exchange gain / (loss), net										44,037
Other income / (expense), net										346
Depreciation and amortization										(147,476)
Interest income, net										33,998

Net Profit									Rs.	62,423

14. Leases
The Company’s leasing arrangement consist of leasing various types of routers, modems and other equipment for setting up virtual private network and providing bandwidth to its customers in corporate connectivity business. The leases are classified as Sales-Type Leases and expire after a period of three years.
The following lists the components of the net investment in sales-type leases as of June 30, 2006:

Minimum lease payments receivable		23,498
Less: Unearned income		1,371
Net investment in sales-type leases	Rs.	22,127
The minimum lease payments for each of the fiscal years are as follows:

For the year ending March 31,
2007	Rs.	9,653
2008		11,917
2009		1,395
2010		533
15. Commitments and contingencies
a) The Company had received a notice from the Income-Tax Department of India for the financial years 2002 and 2003 for a sum of Rs.77,700 stating that no withholding tax has been deducted in respect of international bandwidth and leased line payments made by the Company to international bandwidth / lease line service providers.
Based on an opinion of counsel, withholding taxes need not be deducted if the service provider did not have any permanent establishment in India and has not installed any equipment at the Company’s premises. The Company is able to demonstrate that international service providers has neither had a permanent establishment in India nor has installed any equipment at the Company’s premises. Accordingly, the likelihood of the loss contingency is remote and no provision for the loss contingency is considered necessary.

b) The Company has outstanding financial and performance guarantees for various statutory purposes and letters of credit totalling Rs.247.4 million and Rs.261.9 million as of June 30, 2005 and 2006, respectively. These guarantees are generally provided to governmental agencies.
c) Provident Fund contribution not provided for on leave encashment in respect of periods prior to April 1, 2005 is estimated at Rs.4,326.
16. Legal proceedings
The Company and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.
July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee thcat the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference.
The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not finally approve the settlement in whole or part. The Company believes the maximum exposure under this settlement, in the event that the plaintiffs recover nothing from the non-settling defendants, is approximately U.S. $3.9 million, an amount which the Company believes is fully recoverable from the Company’s insurer.
The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information, as of June 30, 2006 Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify
17. Reclassifications
Certain prior period amounts have been reclassified to conform to the current period presentation
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
          The following discussion of the financial condition and results of operations of our company should be read in conjunction with the unaudited consolidated financial statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related condensed notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors.”
Overview
          Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Indian Companies Act on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. Our subsidiaries include Sify Communications Limited (formerly Safescrypt Limited), Indiaworld Communications Limited, Sify International Inc. and Sify Networks Private Limited. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-2254-0770.
          From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, in order to broaden our service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.
          In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.
          On November 6, 1998, the Indian government opened the Internet service provider market place to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SifyOnline (formerly known as SatyamOnline), on November 22, 1998 and became the first private national Internet service provider in India. We began offering SifyOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SifyOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.
          In March 2000, we launched our network of public Internet cafés called iways to cater to the needs of Indians who do not have access to the Internet. In September 2000, we commenced our hosting services from our Tier-I data center at Vashi, Mumbai to provide colocation and managed services to our clients. In June 2001, we obtained permission to provide wireless connectivity on the 5.7 GHz spectrum from the Wireless Planning Commission. This enabled us to convert all our iways from Integrated Services Digital Network, or ISDN, connectivity on the last mile to wireless connectivity. This technology also enabled us to commence our high-speed/broadband access to homes, which began in March 2003. To enable quicker access to homes, we developed a model of partnering with Cable Television Operators, or CTOs, who already interface with households for providing cable television facilities to millions of households in India.
          In April 2002, ISP’s were permitted to provide restricted Voice Over Internet Protocol, or VoIP, which was limited to outbound calls to International destinations and personal computer to personal computer calls in India. We started providing this service through our network of cyber cafés, and later on through VoIP booths located in large commercial areas and corporate office complexes across major cities in India.
          From the time we launched our corporate services in 1997, we have constantly upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of June 30, 2006, we provide data connectivity services to more than 1,350 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.
          Initial Public Offering and Subsequent Financing Transactions
          In October 1999, we completed our initial public offering on the Nasdaq Global Market and issued 4,801,250 ADSs at a price of $18.00 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In connection with our initial public offering, we received the benefit of exemptions from the Nasdaq corporate governance rules relating to shareholder meeting quorum, solicitation of proxies and shareholder approval for issue of shares other than in a public offering under Nasdaq Rules 4350(f), 4350(g) and 4350(i)(1)(D), respectively.
          In February 2000, we completed a secondary offering and issued 467,175 ADSs at a price of $320.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.
          In October 2002, we agreed to sell an aggregate of 7,558,140 ADSs to Investment Company Limited, or SAIF, for consideration of $13.0 million and to sell an aggregate of 2,034,884 equity shares to VentureTech Solutions Private Limited, or Venture Tech, for consideration of $3.5 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 9, 2002. In December 2002, we completed the sale of the ADSs to SAIF and the sale of 2,034,883 equity shares to VentureTech. In April 2003, we sold an additional 1,017,442 equity shares to VentureTech. In July 2003, we sold an additional 1,017,441 ADSs to an affiliate of Venture Tech.
          On November 10, 2005, Infinity Capital Ventures, LP or Infinity Capital, acquired 11,182,600 ADS of our Company from Satyam Computer Services Limited (“Satyam”) for US $5.60 per share in cash through a Sponsored ADR Programme arranged by the Company. The total purchase price for the Satyam shares was approximately US $62.6 million.

          In a separate transaction, also on November 10, 2005, Infinity Capital entered into a Subscription Agreement with us pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from us approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares was approximately US $37.6 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 23, 2005. Subsequent to the quarter end, in January 2006, we completed the transaction. Also on November 10, 2005, Sify, Infinity Capital and Raju Vegesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of our fully diluted equity.
          In connection with the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of our Board of Directors. We also appointed Mr. P. S. Raju as the second nominee of Infinity Capital to our Board of Directors.
          Based on our review of filings made with the SEC, we believe Infinity Capital now owns approximately 42% of our outstanding equity shares.
          Investment Strategy
          In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation. There is no significant difference in the analysis undertaken in connection with an investment in an affiliate compared to other uses of cash. Our investment strategy has not undergone major changes in the last four years.
          Globe Travels Inc.
          In April 2006, we acquired Globe Travels Inc., a company engaged in the business of online travel and travel related business, for a total consideration of USD 4.50 million . This acquisition marks Sify’s entry into the fast growing online travel business, particularly e-ticketing, the category with significant revenues and fastest growth in online e-commerce today.

Operating Results
     The primary operating segments of our company are:
•	corporate network/data services, which include private network services, messaging services, security services, remote management services and web hosting for businesses;

•	Internet access services;

•	online portal services and content offerings; and

•	other services, such as development of content for e-learning.
Revenues
     Corporate network/data services
     Corporate network service revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancillary services such as e-mail, document management and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. These multiple element arrangements are recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. The arrangement consideration is allocated to the units of accounting based on their fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting are met.
     The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Company is off-the-shelf software, such as anti-virus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Company’s wireless mode of broadband delivery or through the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity). However, once commissioned, this last mile connectivity can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, the Company does not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services such as e-mail, document management and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.
     Web hosting service revenues primarily include co-location services and connectivity services. On occasion, the Company also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware and software is purchased from outside vendors and is freely traded in the market. The Company treats each element of the arrangement as a separate earnings process. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by the Company. When hardware and/or software is also included with hosting services and sold as a package the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element. Revenue from hosting services is recognized over the period during which the service is provided.

     Internet access services
     Internet access services include Internet access at homes and businesses through dial-up or cable operator and Internet access through a network of cybercafés. It also includes revenues from VoIP.
     Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD that allows them to access the Internet. The amounts received from customers on the sale of these CDs are not refundable. Sify recognizes revenue from sale of CDs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Revenue from unlimited Internet access and electronic mail access is recognized ratably over the specified period.
     VoIP services are mainly provided through Internet Telephony Booths at iway cybercafés and to a smaller extent through Cable TV operators, or CTOs, and through multi-dwelling units, or MDUs. The user purchases the packs that enables them to use the Internet telephone facility through CTO and MDUs. We recognize revenue on the basis of usage by the customer. The customer uses Internet telephony facilities at the iway cybercafés and makes the payment to the extent of usage of the facility. We recognize revenue on the basis of usage.
     Internet access at homes and businesses through cable networks is provided through a franchised network of cable operators in India. Customers buy “user accounts” for a specified usage or volume of data transfer or for a specified period of time all within a contracted period. We recognize revenue on actual usage by customer (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time). Any unused hours at the end of the contracted period are recognized as revenue.
     Public Internet access is provided to customers through a chain of franchisee operated cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. Sify enters into an arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services.
     These initial services consist of a number of activities, including installing the broadband receiver equipment at the cybercafé and “connecting” it to one of Sify’s broadcasting towers, obtaining regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range and other ancillary services.
     Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS No. 45, Accounting for Franchisee Fee Revenue, because Sify believes that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees.
     Online portal services and content offerings
     Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using Sify’s mobile telephone short code, 4545.
     Other services
     Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-materials or on a fixed-price basis.
     In Item 15 of the condensed notes to our unaudited consolidated financial statements for the quarter ended June 30, 2006, we provided supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments and is incorporated herein by reference.
Expenses
     Corporate network/data services
     Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security services sold and the cost of providing network operations. Telecommunications costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum in the 5.7 GHz range to enable connectivity to be provided on the wireless mode for the last mile. In addition, the Government of India has imposed an annual license fee of 6% of the adjusted gross revenue generated from the provision of VPN services under the NLD/ILD license. Depreciation of plant and equipment has not been included in the cost of revenues since a significant part of the fixed assets are not directly identifiable.

     Internet access services
     Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to cable television operators for providing Internet services through cable to customers. We are also subject to a 6% annual licence fee on the adjusted gross revenues of our VoIP business. Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations.
     Online portal services and content offerings
     Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites and cost of ring tones downloaded by using Sify’s mobile telephone short code, 4545.
     Other Services
     Cost of revenues for the eLearning division includes the cost of direct manpower that is involved in the design and uploading of content for facilitating web-based learning.
Selling, General and Administrative Expenses
     Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
     We have an Employee Stock Option Plan, which we refer to as our Associate Stock Option Plan, or ASOP. A total of approximately 3.2 million equity shares are reserved for issuance under our ASOP. As of June 30, 2006, we had an aggregate of 1,814,475 options (net of 1,187,822 options expired or forfeited by employees and 1,151,883 options exercised for equity shares) outstanding under our ASOP with a weighted-average exercise price equal to approximately Rs.315.79 per equity share.
     We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years.
     We assess for impairment of long-lived assets under SFAS No. 144, Impairment and disposal of long-lived assets. The carrying values of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized.
     In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of Man Financial-Sify Securities India Private Limited, a company in which we have a significant, non-controlling minority interest. This investment is accounted for under the equity method of accounting.
     Since our inception till the year ended March 31, 2006, we have incurred net losses. However, we have earned net profits during the quarters ended March 31 and June 30, 2006. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.
     For fiscal 2000 through 2003, we incurred negative cash flow from continuing operations of approximately Rs.596.9 million, Rs.1,133.4 million, Rs.775.7 million and Rs.238.3 million, respectively. During fiscal 2004, 2005, 2006 and for the quarter ended June 30, 2006, we generated cash from operating activities of Rs.274.0 million, Rs.451.0 million, Rs.223.1 million and Rs.70.0 million, respectively. For fiscal 2001 through 2006, we incurred net losses of approximately Rs.2,509.0 million, Rs.7,202.5 million, Rs.1,329.4 million, Rs.371.3 million, Rs.307.6 million and Rs.149.2 million, respectively. During the quarter ended June 30, 2006 we made a net profit of Rs.62.4 million ($1.4 million). As of June 30, 2006, we had an accumulated deficit of approximately Rs.12,503.5 million ($272.6 million).
Results of Operations
Quarter ended June 30, 2006 compared to quarter ended June 30, 2005
     Revenues . We recognized Rs.1,318.4 million ($28.7 million) in revenues for the quarter ended June 30, 2006, as compared to Rs.1,021.3 million for the quarter ended June 30, 2005, representing an increase of Rs.297.1 million, or 29.1%.
     The revenues generated by our corporate network/data services businesses increased by Rs.202.3 million, or 36.7%, over the same period in the previous year. The increase is attributable to increases in connectivity revenues of Rs.115.3 million, increase in revenues from hardware and software sales of Rs.39.4 million, increase in security consultancy revenues of Rs.24.0 million and installation revenues of Rs.23.6 million. The corporate network/data services businesses successfully obtained a significant number of new orders and a large number of incremental orders from customers with operations throughout India for providing IP VPN and Internet connectivity. We currently have more than 1,350 corporate customers of our connectivity services.

     The increase in consumer Internet access revenues was Rs.52.2 million, or 12.6%, over the same period of the previous year. The increase was a result of increased revenues from home-based broadband subscribers of Rs.73.0 million, or 67.6%, an increase in public Internet access revenues by Rs.7.0 million, or 4.4%, marginal increase in revenues from voice-over-IP services of Rs.1.2 million, or 1.8%. These increases were partially offset by a decrease of Rs.15.0 million or 79.0% from the sale of hardware, a decrease of Rs.8.0 million or 22.4% in the revenues from the dial-up business . The franchise fees and installation fee recognized for the quarter ended June 30, 2006 were at Rs.17.8 million, compared with Rs.23.8 million for the quarter ended June 30, 2005. This decrease is on account of the decrease in the number of cybercafés during the quarter ended June 30, 2006 compared with the same period in the previous year. During the quarter, the number of cybercafés increased from 3,307 to 3,410, compared to 2,708 as of June 30, 2005. The number of high speed subscribers of the Sify broadband service increased from about 104,796 in June 2005 to about 191,127 in June 2006 The increase in the subscriber base was offset by a drop in the monthly average revenue per user or ARPU by about 14%. The decrease in sale of hardware during the quarter ended June 30, 2006 was primarily on account of increase in the sale of gaming PCs during the quarter ended June 30, 2005 due to the scaling up of our gaming initiatives. We experienced a more than a 50 increase in the number of VoIP calls made during the quarter as a result of the increase in voice minutes from calls made by customers in the IT/ITES sector. The average realization per minute dropped by approximately 35% during the above period. Our dial-up business continued to decline with a decrease in the number of subscribers as well as the usage minutes. Bundling of services offered by the public sector telephone companies resulted in a marked decline in the market share of private ISPs in the dial-up market segment.
     Our online portal and content offerings division accounted for Rs.65.9 million of revenues for the quarter ended June 30, 2006, as compared to Rs.33.6 million for the quarter ended June 30, 2005, representing an increase of Rs.32.3 million, or 96.1%. Partly attributable to the increase is the acquisition of Globe Travels, which has contributed revenues of Rs.6.0 million for the quarter ended June 30, 2006. Growth was witnessed across all segments, as advertisement revenues at Rs.44.5 million, grew by 42.2% compared to the same quarter of the previous year, as well as due to increase in value added services, like downloadable ring tones and mobile content. Revenues from e-commerce initiatives has contributed to revenues of Rs.15.4 million for the quarter ended June 30, 2006 compared to Rs.2.3 million for the quarter ended June 30, 2005 representing an increase of Rs.13.1 million.
     Revenues from our other businesses increased by Rs.10.3 million, or 43.5%. During the course of the last few quarters, we have added new customers to our e-learning division, and these customers contributed to the increase in revenues.
     Cost of Revenues . Cost of revenues was Rs.695.3 million ($15.2 million) for the quarter ended June 30, 2006, compared to Rs.582.0 million for the quarter ended June 30, 2005, representing an increase of Rs.113.3 million, or 19.5%. This increase was primarily on account of an increase of Rs.67.9 million in the cost of goods sold. Cost of good sold includes Rs.25.9 million towards 6% annual license fee payable towards the revenue earned on VPN and VoIP Services. The other reasons for the increase are a Rs.23.7 million increase in direct expenses paid to franchisees and Cable Television Operators, or CTOs, for providing broadband delivery through cable, a Rs.20.1 million increase in personnel expenses of our directly billable manpower and the technology department and a Rs.15.6 million increase in other expenses. These increases were partially offset by a marginal decrease of Rs.14.0 million in lease line expenses.
     Selling, general and administrative expenses . Selling, general and administrative expenses were Rs.480.8 million ($10.5 million) for the quarter ended June 30, 2006, compared to Rs.425.1 million for the quarter ended June 30, 2005, representing an increase of Rs.55.7, million, or 13.1%. This increase was due to an increase of Rs.29.1 million in personnel expenses due to increase in salaries and on account of new recruits, an increase of Rs.19.1 million increase in the cost of outsourced contract personnel salaries on account of expansion of our retail services across 44 new locations, Rs.5.6 million increase in rental costs for our office premises and nodes on account of additional office space leased, Rs.5.2 million increase in electricity and water charges on account of geographical expansion of operations, Rs.3.1 million increase in repairs and maintenance expenses and Rs.0.4 million increase in marketing and promotion expenses. These increases were partly offset by a decrease of Rs.6.8 million in traveling expenses
     Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.23.1 million ($0.5 million) for the quarter ended June 30, 2006 compared to Rs.16.2 million for the quarter ended June 30, 2005 representing an increase of Rs.6.9 million.
     Depreciation. Depreciation for the quarter ended June 30, 2006 was Rs.95.0 million ($2.1 million), as compared to Rs.99.8 million for the quarter ended June 30, 2005, representing a decrease of Rs.4.8 million, or 4.8%. There was a significant purchase of assets during the period March to September 2000. Since most of the assets are depreciated over a 5-year period on the straight line method, these assets would have been fully depreciated by September 2005, and have not contributed to the depreciation charge during the quarter ended June 30, 2006. As the purchase of new assets during the last few quarters is significantly lower than the purchase during the 2000 period as mentioned above, the depreciation charge is lower.
     Amortization of intangible assets. Amortization of intangible assets was Rs.16.5 million ($0.4 million) for the quarter ended June 30, 2006, compared to Rs.22.0 million for the quarter ended June 30, 2005, representing a decrease of Rs.5.5 million, or 25.0%. This decrease is mainly attributable to the decrease in amortization of systems software from Rs.9.8 million for the quarter ended June 30, 2005 to Rs.6.4 million for the quarter ended June 30, 2006.
     Amortization of deferred stock compensation expenses. Amortization of deferred stock compensation expenses was Rs.35.9 million ($0.8 million) for the quarter ended June 30, 2006, compared to Rs.1.2 million for the quarter ended June 30, 2005, representing an increase of Rs.34.7 million. The increase is attributable to the charge on account of new stock options granted subsequent to October 2005 and also on account of adoption of SFAS 123-R, Accounting for Stock Based Compensation.

     Foreign exchange gain/loss. Foreign exchange gain for the quarter ended June 30, 2006 was Rs.44.0 million ($1.0 million), compared to a foreign exchange loss of Rs.0.2 million for the quarter ended June 30, 2005, representing a change of Rs.44.2 million. During the quarter ended June 30, 2006, the dollar appreciated from Rs.44.48 to Rs.45.87, which impacted the value of our dollar denominated deposits and resulted in a foreign exchange translation gain, whereas during the quarter ended June 30, 2005, the Rupee had been fairly stable against the dollar, appreciating marginally from Rs.43.62 as of March 31, 2005 to Rs.43.51 as of June 30, 2005.
     Other income (net) . Other income was Rs.30.8 million ($0.7 million) for the quarter ended June 30, 2006, compared to Rs.16.1 million for the quarter ended June 30, 2005, representing an increase of Rs.14.7 million, or 91.3%. This increase is mainly on account of increase in interest income (net) of Rs.18.6 million, which was partially offset by a decrease in miscellaneous income of Rs.3.9 million.
     Equity in profit of affiliates. Equity in the profit of affiliates was Rs.15.8 million ($0.3 million) for the quarter ended June 30, 2006, compared to Rs.10.9 million for the quarter ended June 30, 2005, representing an increase of Rs.4.9 million, or 45.0%.
Liquidity and Capital Resources
     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended						For the quarter ended
	March 31,						June 30,
	2004		2005		2006		2006		2006
	(in thousands)
Net profit / (loss) from continuing operations	Rs.	(371,284)	Rs.	(307,576)	Rs.	(149,245)	Rs.	62,423	$1,361
Net decrease/(increase) in working capital		57,288		198,707		(128,119)		(155,593)	(3,391)
Other adjustments for non-cash items		524,922		559,821		500,478		139,915	3,049
Net cash provided by/(used in) operating activities		210,926		450,952		223,114		46,745	1,019
Net cash provided by/(used in) investing activities		74,386		(523,504)		(429,138)		(395,508)	(8,623)
Net cash provided by/(used in) financing activities		189,958		69,182		1,684,055		47,201	1,029
Effect of exchange rate changes on cash		(47,063)		1,479		20,558		13,379	292
Net increase/(decrease) in cash and cash equivalents		428,207		(1,891)		1,498,589		(288,183)	(6,283)
     We intend to continue to focus on the reduction of our cash burn and generating cash surplus in fiscal 2007. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.2,534.3 million ($55.3 million) as of June 30, 2006, excluding restricted cash included in non-current assets of Rs.1.0 million ($0.02 million), is sufficient to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
     Cash balances held in foreign currency were Rs.557.7 million, Rs.293.2 million, Rs.1,956.4 million and Rs.441.5 million as of March 31, 2004, 2005, 2006 and June 30, 2006, respectively. Cash balances held in Indian currency were Rs.881.8 million, Rs.1,062.9 million, Rs.867.1 million and Rs.2,093.8 million as of March 31, 2004, 2005, 2006 and June 30, 2006, respectively. These amounts include cash and cash equivalents and restricted cash.
     Cash provided by operating activities for the quarter ended June 30, 2006 was Rs.46.7 million ($1.0 million), representing cash provided by operations of Rs.202.3 million ($4.4 million) and a decrease in working capital of Rs.155.6 million ($3.4 million) due to increase in accounts receivable by Rs.77.3 million, decrease in trade accounts payable by Rs.75.0 million, decrease in advances received from customers by Rs.49.0 million, increase in other assets by Rs.13.1 million, increase in inventories by Rs.4.5 million and investment in leases of Rs.0.5 million, increase in other liabilities by Rs.21.0 million, decrease in dues from employees by Rs.29.1 million, increase in deferred revenues by Rs.12.2 million and decrease in prepaid expenses by Rs.1.5 million.
     Cash used by investing activities for the quarter ended June 30, 2006 was Rs.395.5 million ($8.6 million) and principally consisted of purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.301.4 million ($6.6 million), acquisition of Globe Travels of Rs.92.9 million ($2.0 million), expenditure on intangible assets of Rs.2.5 million ($0.06 million), partially offset by proceeds from the sale of property, plant and equipment of Rs.1.3 million ($0.03 million).
     Cash provided by financing activities for the quarter ended June 30, 2006 was Rs.47.2 million ($1.0 million) represented by proceeds from the issuance of common stock of Rs.48.6 million ($1.1 million), partially offset by principal payment under capital lease obligations of Rs.1.4 million ($0.03 million).
     We incurred Rs.533.2 million and Rs.587.5 million for capital expenditure for the fiscal years ended March 31, 2005 and 2006, respectively. Capital expenditure for the quarter ended June 30, 2006 were Rs.301.4 million.

          Although we have 171 points of presence in India, a need for expansion into smaller towns could arise as our corporate and data network services and broadband businesses grow. There are a number of ISPs and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. We will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery. We may also add an owned access capability in the United States.
          In the ordinary course of our business, we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, acquisitions and other strategic transactions. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities.
Income Tax Matters
          For the year ended March 31, 2006, the end of our most recently completed fiscal year, we had a net tax loss carry forward of approximately Rs.4,535.5 million ($98.9 million).
          For fiscal 2006, the basic rate of corporate tax and surcharge were at 30% and 10% respectively, the education cess was 2% on the total tax, resulting in an effective tax rate of 33.66%. For fiscal 2007, the tax rates continue to remain the same.
          Under the Indian Income Tax Act, income tax is payable on the total income as computed under the Income Tax Act in respect of the previous year (fiscal year) relevant to the assessment year. Where the tax payable on the total income is less than 7.5% (excluding surcharges) of the book profit (profit computed as per the provisions of the Indian Companies Act), the book profit after adjusting for accumulated losses or carried forward depreciation (which ever is lower) shall be deemed to be the total income of the assessee, and the tax payable by the assessee on such total income shall be the amount of income tax at the rate of 7.5% (excluding surcharges).
          Under the current Indian Income Tax Act, we will be liable for payment of income tax only after we utilize the unabsorbed business loss of Rs.2,116.3 million ($46.1 million) (lower of carry forward depreciation or business loss). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.
          The Finance Act, 2005 had introduced income tax on fringe benefits which is in addition to the income tax charged under the Income Tax Act, 1961. Fringe benefits tax (“FBT”) is payable by every employer in respect of fringe benefits provided or deemed to have been provided by the employer to his employees during the year. An employer is required to pay FBT even if no tax is payable on the total income. We have incurred an expenditure of FBT of Rs.4.4 million ($0.1 million) for the quarter ended June 30, 2006.
Off Balance Sheet Arrangement
     None.
Commitments
As of June 30, 2006, we had spent approximately Rs.2,741.4 million to develop and deploy our network infrastructure. As of June 30, 2006, our future contractual obligations and commercial commitments were as follows:

Contractual
Obligations	Payments Due by Period			(Rs. Million)
					More
		Less than 1			than 5
	Total	year	1-3 years	3-5 years	years
Capital Lease Obligations	4.7	2.1	2.6	—	—
Total Contractual Obligations	4.7	2.1	2.6	—	—

	Amount of Commitment Expiration Per Period			(Rs. Million)
Other Commercial	Total Amounts	Less than 1			Over 5
Commitments	Committed	year	1-3 years	4-5 years	years
Standby Letters of Credit	82.6	82.6	—	—	—

Guarantees	179.3	25.2	144.3	9.8	—
Other Commercial Commitments	88.3	88.3	—	—	—
Total Commercial Commitments	350.2	196.1	144.3	9.8	—

Contingencies
          We have received a notice from the Income-Tax Department of India for the financial years 2001-02 and 2002-03 for a sum of Rs.77.7 million stating that no withholding tax has been deducted in respect of international bandwidth payments. We received a legal opinion that confirm that the Company has adequate grounds for an appeal against this order and therefore in our opinion no provision is required in the financial statements.
Effects of Inflation
          India has experienced relatively high rates of inflation. Since mid-November 2004, inflation in India is on a downward trend and has eased to 4.96% as of June 2006. However, inflation has not had a significant effect on our results of operations and financial condition to date.

Item 3. Quantitative And Qualitative Disclosures About Market Risk
     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
     We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs.44.5 million, Rs.0.02 million, Rs.(52.1) million, Rs.2.6 million, Rs.23.2 million and Rs.44.0 million for fiscal years ended March 31, 2002, 2003, 2004, 2005 and 2006 and for the quarter ended June 30, 2006, respectively.
Item 4. Controls and Procedures
     Not applicable.
Part II. Other Information
Item 1. Legal Proceedings
     See Note 15 of condensed notes to our unaudited consolidated financial statements in Part I above and Note 29 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2006.
Item 1A. Risk Factors
          Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in the annual report for the year ended March 31, 2006, before you make an investment decision regarding our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.
Risks Related to Sify Limited
Although we commenced operation of our private data network business in April 1998, launched our Internet portal website in October 1998 and Internet service provider operations in November 1998, we have added a number of new lines of business in the last five years, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services and managed network services. It is therefore difficult to evaluate our company based on our historical results of operations.
          We commenced operation of our private data network business in April 1998 and launched our Internet portal website in October 1998 and Internet service provider operations in November 1998. We commenced retail Internet services by offering dial-up services from homes in November 1998, and later began offering public Internet access through a network of cybercafés in March 2000. In April 2002 we began offering VoIP services. In June 2003, we launched our high-speed Internet access through a network of independent Cable Television Operators, or CTOs. More recently, we launched our public Internet cafe business and began offering broadband services, security services and managed network services. The industry we operate in is still evolving and therefore comparable benchmarks are not readily available. As of December 2005, the Internet penetration in India was only 0.7% according to figures compiled from Telecom Regulatory Authority of India’s, or TRAI’s, Report on Performance of Telecom Industry, March 2006. Due to the relatively short operating history for our current lines of business, it is difficult to evaluate our performance in comparison to companies in other, more mature industries. You must consider the risks and difficulties frequently encountered by companies in this stage of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:
•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.

          Not only is our operating history short, but we have decided to compete in three primary businesses that we believe are complementary. These three businesses are corporate network/data services, retail Internet access services, online portal services and content offerings. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network/data services and subscribers for our Internet access services as well as the loss of advertising revenues.
For the fiscal years ended March 31, 2005 and 2006, we incurred net losses of Rs.307.6 million and Rs.149.2 million, respectively As of June 30, 2006, we had an accumulated deficit of approximately Rs.12,503.5 million ($272.6 million). We may incur additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to maintain profitability.
          We have incurred significant losses and negative cash flows. For the fiscal years ended March 31, 2005 and 2006, we incurred net losses of Rs.307.6 million and Rs.149.2 million and for the quarter ended June 30, 2006 we made a net profit of Rs.62.4 million ($1.4 million). As of June 30, 2006, we had an accumulated deficit of approximately Rs.12,503.5 million ($272.6 million). We may incur operating losses as we expand our services, advertise and promote our brand and respond to competition. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that an increasing number of consumers and corporate customers in India will be attracted to and use Internet access services, content available on the Internet and other connectivity services offered by us. This business model is not yet proven in India, and we cannot assure you that we will be able to sustain profitability or that we may not incur operating losses in the future.
We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.
          Our corporate network/data services business faces significant competition from well-established companies, including Bharti Airtel, Videsh Sanchar Nigam Limited, or VSNL, Reliance Infocomm, HCL Infinet, Tata Teleservices and the incumbent government-owned telecommunication companies, Bharat Sanchar Nigam Limited, or BSNL, and Mahanagar Telephone Nigam Limited, or MTNL. A significant number of competitors have entered India’s liberalized Internet service provider that were operational in India. New entrants into the national Internet service provider market in India, especially the state run telecommunication companies, may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer Internet Service Provider, or ISP, services. We expect the market for Internet access and other connectivity services to remain extremely price competitive. Increased competition may result in operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.
The Indian Department of Telecommunications, or DOT, has imposed a license fee for ISP’s, including our company, for providing Virtual Private Network, or VPN, services. In November 2005, DOT withdrew the VPN license and announced new guidelines whereby ISPs need to have National Long Distance/International Long Distance or NLD/ILD licenses to provide VPN services and eased the eligibility criteria for the provision of NLD/ILD services.
          Our company and certain other ISP’s have been providing Internet Protocol Virtual Private Network, or IP VPN, services to their customers for a considerable length of time. These services have been construed to be similar to leased line services offered by national and international long distance service providers in India, which have objected to the provisioning of these services by ISPs. The DOT had decided to specifically include IP VPN services in the ISP license and had imposed a one-time entry fee for this purpose. In fiscal 2005, we paid Rs.100 million as a one-time entry fee and submitted a financial bank guarantee of Rs.10 million to the Indian government as required by the DOT. The DOT also required ISP licensees to pay an annual fee of 8% of adjusted gross revenues generated under the ISP license. However the DOT had not issued any guidelines or procedures for implementing this decision.
          On November 10, 2005, the Government of India issued guidelines for obtaining a National Long Distance, or NLD, and International Long Distance, or ILD, license and the terms and conditions for the license. These guidelines eliminated the IPVPN license and permitted existing IP VPN provisional license holders to migrate to the NLD/ILD service license. The guidelines allow a period of four months to conform to the requirements of the NLD/ILD license. We have accordingly applied for these licenses through our subsidiary company Sify Communications Ltd. or Sify Comm (formerly known as Safescrypt Ltd) and the VPN business will be transferred to this company upon receipt of the licences. Sify Limited continues to provide IP-VPN services to its customers pending receipt of the licenses. In December 2005, we sold 26% of our interest in Sify Comm to M/s Infinity Satcom Universal (P) Ltd. This was a related party transaction because Mr. Raju Vegesna, a member of Our Board of Directors, is the brother of Mr Ananda Raju, the owner of Infinity Satcom Universal (P) Ltd.
          As per the ILD and NLD license guidelines, Sify Comm will be required to pay Rs. 50,000 as an entry fee for the ILD and NLD licenses when approval is obtained and submit a bank guarantee of Rs. 25,000 for the ILD license and Rs. 20,000 for the NLD license. This entry fee will be evenly amortized over the license period of 20 years. In addition to the entry fee, Sify Comm has to pay an annual license fee of 6% on the Adjusted Gross Revenue generated, or AGR, effective December 16, 2004 as defined under the ILD and NLD licenses for IP-VPN services.

Our marketing campaign to establish brand recognition and loyalty for the Sify Broadband, Sify Max, Sify and iway brands could be unsuccessful.
          In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Sify Broadband, Sify Max, Sify and iway and other key brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.
If our efforts to retain our customers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.
          Our sales, marketing and other costs of acquiring new customers are substantial, relative to the fees actually derived from these customers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing customers, while continuing to attract new customers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors has caused, and may continue to cause, some of our customers to switch to our competitors’ services. In addition, some new customers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our customer retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.
Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.
          Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:
•	the range of corporate network/data services provided by us and the usage thereof by our customers; and

•	the number of subscribers to our ISP services and the prevailing prices charged.

•	advertising revenue generated by our online portal services.
Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:
•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.
          We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.
          You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs will likely fall.

Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.
          We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a material decrease in revenues. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.
          We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business.
Security breaches could damage our reputation or result in liability to us.
          Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.
          The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to contractually limit our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.
Over the past several years we have experienced significant growth, and continuing this pace of growth could put excessive strain on our resources, which in turn could adversely affect our results of operations.
          Over the last several years, we have experienced a period of significant revenue growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.
We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.
          Our success depends upon the continued service of our key personnel. Most of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. We may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.
The failure to keep our technical knowledge confidential could erode our competitive advantage.
          Like many of our competitors, we possess extensive technical knowledge about our products. Our know-how is a significant independent asset, which may not be protected by intellectual property rights such as patents, but is protected only by maintaining its confidentiality. As a result, we cannot be certain that our know-how will remain confidential in the long run. Employment contracts with certain of our employees who have special technical knowledge about our products or our business contain a general obligation to keep all such knowledge confidential and such obligation extends for a period of two years after the termination of employment. In addition to the confidentiality provisions, these employment agreements typically contain non-competition clauses. If either the confidentiality provisions or the non-competition clauses are unenforceable, we may not be able to maintain the confidentiality of our know-how. Even if every possible precaution, whether contractual or otherwise, is taken to protect confidential technical knowledge about our products or our business, there is still a danger that such information may be disclosed to others or become public knowledge in circumstance beyond our control. In the event that confidential technical information or know-how about our products or business becomes available to third parties or to the public, our competitive advantage over other companies in the wireless based IP/VPN industry could be harmed which could have a material adverse effect on our current business, future prospects, financial condition and results of operations.
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
          Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and, new SEC regulations and Nasdaq Global Market rules, are creating uncertainty for us and similarly situated companies. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
          In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent registered public accounting firm’s audit of that assessment will require the commitment of significant financial and managerial resources. We have formed an internal control steering committee and adopted a project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. Our independent registered public accounting firm may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.
          We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties in attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.
We may not comply with local laws of other countries.
          As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We have little or no experience conducting business in many of these countries and our failure to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.
If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.
          Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our Initial Public Offering, or IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement, which we estimate to be approximately U.S. $3.9 million. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not approve the settlement in whole or part. We believe that we have adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.
          We may attempt to grow our business through acquisitions. We are actively seeking opportunities to expand our corporate services business, including through possible acquisition transactions in India, the United States or elsewhere. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties that can provide access to those assets, if appropriate opportunities arise in the future. From time to time, we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.
Our financial results are impacted by the financial results of entities that we do not control.
          We have a significant, non-controlling minority interest in Man Financial Sify Securities India Private Limited (formerly known as Refco Sify Securities India Private Limited) that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Man Financial Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.
Our inter-city network is leased from other service providers and is dependent on their quality and availability.
          We have provided inter-city connectivity for our wireless-based IP/VPN business through lease arrangements rather than through capital investment in connectivity assets. Our ability to offer high quality telecommunications services depends, to a large extent, on the quality of the networks maintained by other operators, and their continued availability, neither of which is under our control. However, the abundance of supply of inter-city connectivity provides us with the ability of switching to companies offering better services. Although we always use more than one service provider where required, there can be no assurance that this dependence on external parties would not affect our network availability.
A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators, or CTOs, whom we do not control.
          As of June 30, 2006, 3,410 cybercafés, representing substantially all of the iway cafes, were franchised by our company. Broadband Internet access to homes was provided through a network of about 1,669 CTOs. Our relationships with franchisees and CTOs are subject to a number of special risks. For example, we do not operate or control our franchisees or CTOs, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTOs, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTOs could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTOs on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division. Our company does not provide any financial support or guarantee to the franchisees.
The legal system in India does not protect intellectual property rights to the same extent as the legal system of the United States, and we may be unsuccessful in protecting our intellectual property rights.
          Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.
          Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.
          We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our current infrastructure and its scalability may not accommodate increased use while maintaining acceptable overall performance.
          Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to add to our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.
The success of our newly acquired on line travel business in the United States depends on various factors, and to a large extent, beyond our control.
          The success of our online travel and travel related business, through our acquisition of Globe Travels, Inc., depends on various factors, among other things:
•	Obtaining the ARC Accreditation in the name of Sify from the Airline Reporting Corporation, an nodal agency run by various airline companies;

•	How quickly we integrate an airlines’ on line platform for ticketing;

•	Our ability to quickly improve our online sales in the United States;

•	The growth of the tourism and the hospitality industry;

•	The threat of terrorism and outbreak of any epidemic;

•	Lost revenue from credit card fraud.
If the above risks are not addressed suitably, it may impact the volume and profitability of this segment of our business.
We do not plan to pay dividends in the foreseeable future.
We do not anticipate paying cash dividends to the holders of our ADSs and equity share holders in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.
Risks Related to the ADSs and Our Trading Market
          The interests of our significant shareholder, Infinity Capital Ventures, L.P., may differ from your interests.
          Based on our review of filings made with the SEC, as of the date of this report, we believe Infinity Capital owns approximately 42% of our outstanding equity capital, and Mr. Raju Vegesna of Infinity Capital serves as our Chairman of the Board of Directors and we have appointed Mr. P.S. Raju as the second nominee of Infinity Capital to our Board of Directors. As a result, Infinity Capital will be able to exercise significant influence over many matters requiring approval by our Board of Directors and/or our shareholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:
•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.
          Circumstances may arise in which the interests of Infinity Capital, or a subsequent purchaser of the shares currently owned by Infinity Capital, could conflict with the interests of our other shareholders or holders of our ADSs. Infinity Capital could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other shareholders, including the holders of our ADSs.

Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.
          Under the Indian Companies Act, 1956, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of India World Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our shareholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our shareholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. In December 2005 at an extraordinary general meeting, our shareholders waived their preemptive rights with respect to the issuance of 6.7 million shares to Infinity capital.
          U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of future issuance, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.
Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to shareholder meetings.
          As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.
          Under Indian law, subject to the presence in person at a shareholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a shareholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a shareholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.
          As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their shareholders. To date, our practice has been to provide advance notice to our ADS holders of all shareholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.
The market price of our ADSs has been and may continue to be highly volatile.
          The market price of our ADSs has fluctuated widely and may continue to do so. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:
•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	our failure to integrate successfully our operations with those of any acquired companies;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.
The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.
          We may not be able to maintain our Nasdaq Global Market listing.
          In order to maintain the listing of our ADSs on the Nasdaq Global Market, we are required to comply with, or obtain an exemption from, the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. In fiscal 2003, the price of our ADSs on the Nasdaq Global Market closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to reestablish compliance with Nasdaq’s minimum bid price requirement. There are also material changes to the listing requirements of the Nasdaq Global Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that have been or will be implemented. These requirements have and will continue to impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq Global Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq Global Market listing in the future.
          An active or liquid market for the ADSs is not assured.
          We cannot predict the extent to which an active, liquid public trading market for our ADSs will continue to exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States.
          The future sales of securities by our company or existing shareholders may reduce the price of our ADSs.
          Based on our review of filings made with the SEC, as of the date of this report, we believe Infinity Capital holds approximately 42% of our outstanding equity capital. Any significant sales of our equity shares or ADSs or a perception that such sales may occur might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.
          Forward-looking statements contained in this report may not be realized.
          This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this report. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results.

Risks Related to Investments in Indian Companies
          We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.
Political instability in India and around the world could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.
          During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed six times since 1996, including most recently in May 2004. The rate of economic liberalization, specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could also change. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.
Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.
          South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003 and continuing through 2006, the United States and several other countries have conducted military operations against targets in Iraq. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.
We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.
          Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this report. Under prior Indian laws and regulations, our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.
          If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.
Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.
          The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2003 and 2004. In fiscal 2005, the rupee depreciated in the first six months and thereafter appreciated considerably. Depreciation of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the U.S. dollar will result in foreign exchange losses to the extent we hold excess cash in U.S. dollar-denominated investments.

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services, VoIP and VPN services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.
            Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:
•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	In December 2004, the Government of India issued licensing guidelines to offer VPN services by ISPs. Consequently, we applied for the license, and the Government of India issued a letter of intent to our company on December 30, 2004 for amendment of our existing ISP license to include provision of VPN services. In January 2005, we paid Rs.100 million as a one-time entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent.

•	On January 11, 2005, we received provisional permission from the DOT, to offer VPN service in accordance with the new guidelines. Final permission to offer VPN service will be effective only after we sign the amendment to the license agreement. However, the provisional permission does not carry any terms and conditions relating to the license.

•	The DOT also required the ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license.

•	The Internet Service Provider Association of India, or ISPAI, had filed an appeal against this license with the Telecom Disputes Settlement and Arbitration Tribunal, or TDSAT. TDSAT directed the Government of India to consult with TRAI before finalizing the license conditions.

•	In December 2005, DOT issued new guidelines for NLD/ILD licenses, which did away with the VPN license and permitted existing provisional VPN license holders to migrate to NLD/ILD licenses. The license fee payable is adjustable from the license fee paid for VPN license and the NLD/ILD licenses attracts an annual fee of 6% on AGR generated by the business carried out under this license effective January 1, 2006. We have provided Rs.14.2 million for the quarter ended June 30, 2006 and Rs.6.4 million for the quarter ended June 30, 2005 towards the annual fee on VPN services. DOT has further imposed 6% on AGR on VoIP services, due to ambiguity in the definition of AGR we have, in reliance upon the advice of our counsel, provided Rs.4.1 million for the quarter ended June 30, 2006 and Rs.5.3 million for the period January 1, 2006 to March 31, 2006. We are yet to receive the NLD/ILD licenses.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

•	In view of the increasing concerns and instances of cyber threats and attacks, the government may ask the telecom licensees (including the ISPs) to provide monitoring facility at the licensee’s costs across its network as well as may ask for capture and retention of data in terms of traffic flow, usage details, etc. These may significantly increase the costs and result in lesser usage due to perceived violation of privacy by customers.

•	A network service provider acting as an intermediary is liable for third-party misuse / crimes under the Section 79 of the Information Technology Act, 2000 unless it can establish that it had no knowledge or that it had undertaken due diligence. While an expert committee has recommended that this clause be modified and the network service provider be made liable only if there is a direct role, as per the current stipulation a company may be held liable for any third party misuse.

•	There have been recent queries from certain government offices whether use of Session Initiation Protocol, or SIP, terminal to make calls to phones abroad is permissible within the ISP license. While we believe that it is permissible as the SIP terminal is a “computer” defined in the Information Technology Act, 2000. In case this view is not sustained, we may have to make significant investment in the SIP terminals to make it a PC-equivalent. This may entail substantial capital expenditure.
Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.
            The statutory corporate income tax rate in India was 30% during fiscal 2006 and was subject to a 10% surcharge and 2% education cess, resulting in an effective tax rate of 33.66%. For fiscal year 2007, the effective tax rate continues to remain the same. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. The Finance Minister of India had introduced a fringe benefits tax, or FBT, that would be levied on employers. Under this FBT, employers would be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. The impact of FBT for the quarter ended June 30, 2006 was Rs 4.4 million included under selling and administration expenses.

Risks Related to the Internet Market in India
          Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.
The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.
          Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobytes per second, or thousands of bits of data per second) or Mbps (megabytes per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints and lack of competition.
The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.
          The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of June 30, 2006, 3,410 iway cybercafés were franchised and 33 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.
The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate.
          The growth of our consumer services is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.
The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.
          Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:
•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.
If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.

Risks Related to the Internet
We may be liable to third parties for information retrieved from the Internet.
          Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.
The success of our strategy depends on our ability to keep pace with technological changes.
          Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop or otherwise acquire new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.
Our business may not be compatible with delivery methods of Internet access services developed in the future.
          We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.
Our service offerings may not be compatible with industry standards developed in the future.
          Our ability to compete successfully depends upon the continued compatibility and inter-operability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
     None.
Items 3. Defaults Upon Senior Securities
     None.
Item 4. Submission of Matters to a Vote of Security Holders
     None.
Item 5. Other Information
     None.
Item 6. Exhibits
     None.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 7, 2006

SIFY LIMITED

By:	/s/ Durgesh Mehta

Name:	Durgesh Mehta
Title:	Chief Financial Officer